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                                                                    EXHIBIT 99.1


                  DART GROUP CORPORATION ANNOUNCES EXTENSION OF
                  CONDITIONAL SETTLEMENT AGREEMENT IN PRINCIPLE
                              WITH HERBERT H. HAFT

                  LANDOVER, MD, June 12, 1997 -- Dart Group Corporation (Nasdaq:
DARTA) announced today a further extension of the conditional settlement agreement in principle initially reached on April 21, 1997, between Dart and Herbert H. Haft, the Company's founder and its present Chairman and Chief Executive Officer.

                  As announced on April 22, implementation of the conditional agreement in principle is subject to the negotiation of a definitive settlement agreement satisfactory to Dart and Dart's receipt of satisfactory advice from its investment bankers. The conditional agreement in principle stated that it would terminate if a definitive settlement agreement were not entered into by May 9, 1997. As previously announced, that date was subsequently extended first to May 23 and then to June 12, 1997. Dart and Herbert Haft have not entered into a definitive settlement agreement, and the agreement in principle has been amended to state that it will terminate if a definitive agreement is not entered into by July 11, 1997.

                  The agreement in principle continues also to be conditioned on Dart's entering into a supplemental settlement with Ronald Haft and a comprehensive settlement with Gloria, Robert and Linda Haft. Negotiations with respect to these related settlements are ongoing.

                  As previously announced, closing of the transactions contemplated by the agreement in principle also is subject to (1) final and non-appealable action by the Delaware Court of Chancery or the Delaware Supreme Court approving all of the terms of the settlement, terminating certain putative derivative actions pending with respect to Dart in the Delaware Court of Chancery, and approving the October 1995 settlement between Dart and Ronald Haft and the supplemental settlement between Dart and Ronald Haft, and (2) final and non-appealable action by the U.S. Bankruptcy Court approving the effectiveness of Chapter 11 plans of reorganization for certain real estate entities owned by Mr. Haft and members of his family.

                  The parties are continuing to have difficulty resolving outstanding issues in the negotiations and Dart's financial, corporate and legal evaluation is ongoing. There can be no assurance that a definitive settlement agreement between Dart and Herbert Haft will be entered into and that the transactions contemplated by the conditional agreement in principle will be implemented. If a definitive settlement agreement is not reached




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by July 11, there can be no assurance that the parties will agree to another extension of the conditional agreement in principle.

                  In its negotiation with members of the Haft family, Dart is represented by the Executive Committee of its Board of Directors, comprised of Larry G. Schafran, Chairman, Douglas M.
Bregman, Esq. and Bonita A. Wilson.

                  For further information, contact Larry G. Schafran (301-731-1502).